December 8, 2010

Via Edgar

Mr. Michael R. Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:	United Security Bancshares
Form 10-K/A (Amendment No. 1) for the year ended December 31, 2009 –
Amendment of Item 9A(T) Controls and Procedures
File No. 000-32987

Dear Mr. Clampitt:

Please find attached the proposed amendment to Item 9A(T) of the Company’s December 31, 2009 10-K per your Staff Letter dated November 2, 2010. Please advise as to the appropriateness of this amendment. We will file the actual amendment (10-K/A Amendment No. 1) upon you r approval.

Should you have any further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Richard Shupe
Senior Vice President and
Chief Financial Officer

cc:	Mr. Dennis R. Woods
Mr. Gary S. Findley

With respect to the responses to the Staff letter of August 6, 2010 provided by United Security Bancshares (the “Company”) and filed with the SEC, we understand that,

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/	Dennis R. Woods
Dennis R. Woods
Chief Executive Officer
United Security Bancshares

/s/	Kenneth L. Donahue
Kenneth L. Donahue
Chief Administrative Officer (previously CFO)
United Security Bancshares

/s/	Richard B. Shupe
Richard B. Shupe
Chief Financial Officer
United Security Bancshares

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009.

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM  _________ TO ______________.

Commission file number: 000-32987

UNITED SECURITY BANCSHARES
 (Exact name of registrant as specified in its charter)

CALIFORNIA	91-2112732
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

2126 Inyo Street, Fresno, California	93721
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code    (559) 248-4943

Securities registered pursuant to Section 12(b) of the Act:  Common Stock, no par value on Nasdaq
(Title of Class)
Securities registered pursuant to Section 12(g) of the Act:   NONE

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐  No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Act.
Yes ☐  No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing for the past 90 days.
Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrants knowledge, in the definitive proxy or information statements incorporated by reference in Part III of this form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
   Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☐      Small reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐  No  ☒

Aggregate market value of the Common Stock held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter - June 30, 2009:     $43,114,654

Shares outstanding as of February 28, 2009:   12,496,499

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the Definitive Proxy Statement for the 2010 Meeting of                Part III, Items 10, 11, 12, 13 and 14
Shareholders is incorporated by reference into Part III.

TABLE OF CONTENTS

Item 9A(T) Controls and Procedures	7
SIGNATURES	9
EXHIBIT INDEX
EX-31.1	10
EX-31.2	11
EX-32.1	12
EX-32.2	13

Explanatory Note

This Amendment No. 1 on Form 10-K/A (“Amendment No. 1”) amends the Annual Report on Form 10-K of United Security Bancshares (“Company”) for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission (“SEC”) on March 31, 2010 (the “Original 10-K”).  This Amendment No. 1 is being filed for the sole purpose of amending Item 9A(T) “Controls and Procedures” of the Original 10-K as required under Item 308T of Regulation S-K, which was incomplete in the Original 10-K.

The complete text of the information as required by Item 9A(T) and the “report of Management on Internal Control over Financial Reporting” is set forth below and replaces in the entirety the information in Item 9A(T) of the Original 10-K . This Amendment No. 1 should be read in conjunction with the Original 10-K and the Company’s filings made with the SEC subsequent to the filing of the Original 10-K.  This Form 10-K/A continues to speak as of the date of the Form 10-K and no attempt has been made to modify or update disclosures in the Original Form 10-K except as noted above.  This Form 10-K/A does not reflect events occurring after the filing of the Form 10-K or modify or update any related disclosures, and any information not affected by the amendments contained in this Form 10-K/A is unchanged and reflects the disclosure made at the time of the filing of the Original 10-K with the SEC.

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures:

The Company’s Chief Executive Officer (also the Company’s Principal Executive Officer) and Chief Financial Officer (also the Company’s Principal Financial Officer) have concluded that the effectiveness of the Company’s disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) or 15d-15(e)) based on the evaluation of these controls and procedures as required by paragraph (b) of Securities Exchange Act of 1934 Rules 13a-15 or 15d-15, as of the end of the period covered by this report was adequate and effective.

To assure that financial information is reliable and assets are safeguarded, the Company’s management maintains an effective system of internal controls and procedures, important elements of which include:  careful selection, training and development of operating and financial managers; an organization that provides appropriate division of responsibility; and communications aimed at ensuring that Company policies and procedures are understood throughout the organization.  In establishing internal controls, management weighs the costs of such systems against the benefits it believes such systems will provide.

It should be noted that in designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.  The Company’s disclosure controls and procedures have been designed to reach a level of reasonable assurance of achieving desired control objectives and, based on the evaluation described above, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective at reaching that level of reasonable assurance.

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

a)	Management’s Report on Internal Control Over Financial Reporting

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of United Security Bancshares and Subsidiaries (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2009. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

The Company’s system of internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control, and accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation and fair presentation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 based upon criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, Management determined that the Company’s internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to the attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

(b) Changes in Internal Controls over Financial Reporting

There  were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of the Securities Exchange Act of 1934 Rules 13a-15 or 15d-15 that occurred during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The Company does not expect that its disclosure controls and procedures and internal control over financial reporting will prevent all error and fraud. A control procedure, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedure are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns in controls or procedures can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any control procedure is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control procedure, misstatements due to error or fraud may occur and not be detected.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report on Form 10-K/A Amendment No. 1 for the year ended December 31, 2009 to be signed on its behalf by the undersigned thereunto duly authorized, in Fresno, California, on the 8th day of December, 2010.

United Security Bancshares

December 8, 2010	/S/ Dennis R. Woods
Dennis R. Woods
President and Chief Executive Officer

December 8, 2010	/S/ Richard B. Shupe
Richard B. Shupe
Senior Vice President and
Chief Financial Officer

Exhibit 31.1
CERTIFICATION UNDER SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Dennis R. Woods, certify that:

1.     I have reviewed this report on Form 10-K/A Amendment No. 1 of United Security Bancshares;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a) - 15(e) and 15d - 15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent quarter (the registrant’s fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 8, 2010

/S/ Dennis R. Woods
Dennis R. Woods
President and Chief Executive Officer

A signed original of this written statement required by Section 302 of the Sarbanes-Oxley Act of 2002 has been provided to United Security Bancshares and will be retained by United Security Bancshares and furnished to the SEC or its staff upon request.

Exhibit 31.2
CERTIFICATION UNDER SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002

I, Richard B. Shupe, certify that:

1.    I have reviewed this report on Form 10-K/A Amendment No. 1 of United Security Bancshares;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a) - 15(e) and 15d - 15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent quarter (the registrant’s fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 8, 2010

/S/ Richard B. Shupe
Richard B. Shupe
Senior Vice President and
Chief Financial Officer

A signed original of this written statement required by Section 302 of the Sarbanes-Oxley Act of 2002 has been provided to United Security Bancshares and will be retained by United Security Bancshares and furnished to the SEC or its staff upon request.

Exhibit 32.1

SECTION 906 CERTIFICATION

The certification set forth below is being submitted to the Securities and Exchange Commission solely for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code.

December 8, 2010

Dennis R. Woods, the Chief Executive Officer of United Security Bancshares certifies:

1.	that this annual report on Form 10-K/A Amendment No. 1 for the period ended December 31, 2009 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.
that information contained in this annual report on Form 10-K for the period ended December 31, 2009 fairly presents, in all material respects, the financial condition and results of operations of United Security Bancshares.

/s/ Dennis R. Woods
Dennis R. Woods
President and Chief Executive Officer

Exhibit 32.2

SECTION 906 CERTIFICATION

The certification set forth below is being submitted to the Securities and Exchange Commission solely for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code.

December 8, 2010

Richard B. Shupe, the Chief Financial Officer of United Security Bancshares certifies:

1.	that this annual report on Form 10-K/A Amendment No. 1 for the period ended December 31, 2009 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.
that information contained in this annual report on Form 10-K for the period ended December 31, 2009 fairly presents, in all material respects, the financial condition and results of operations of United Security Bancshares.

/s/ Richard B. Shupe
Richard B. Shupe
Senior Vice President and
Chief Financial Officer